11017146

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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~~ANNUAL AUDITED REPORT~~
FORM X-17A-5
~~PART III~~

SEC Mail Processing Section
FEB 24 2011
Washington, DC
110

SEC FILE NUMBER
8- 44663

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shields Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

890 Winter St. Suite 160
(No. and Street)

WALTHAM	MA	02451
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JANICE L. Shields 781-890-7033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lisa Roche CPA – Milford Tax Group
(Name – *if individual, state last, first, middle name*)

51 Summer St.	Milford	MA	01757
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/2011

L

OATH OR AFFIRMATION

I, Janice L. Shields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shields Securities, Inc, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Janice L Shields
Signature

President
Title

Richard W Newman
Notary Public

"Notary Public"
Richard W. Newman
Commonwealth of Massachusetts
My Commission Expires on July 16, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B, C, D, E

SHIELDS SECURITIES, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

SHIELDS SECURITIES, INC.
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

TABLE OF CONTENTS

Lisa A. Roche, CPA
Certified Public Accountant

51 Sumner Street, Suite C
Milford, MA 01757

Phone: 508-634-2800
Fax: 508-634-2880
l.rochecpa@verizon.net

To the Directors of
Shields Securities, Inc.

We have audited the accompanying balance sheets of Shields Securities, Inc. as of December 31, 2010 and 2009, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shields Securities, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of other income and expenses are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lisa A. Roche, CPA

Milford, Massachusetts
January 24, 2011

SHIELDS SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2010 AND 2009
(see accountants' report)

ASSETS

	2010	2009
Current assets:		
Cash	$ 41,430	$ 54,338
Prepaid expenses	2,614	924
Total assets	$ 44,044	$ 55,262

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
Current liabilities:		
Accounts payable	$ 6,689	$ 4,010
MA corporate excise tax payable	912	912
Credit card payable	800	0
Total current liabilities	8,401	4,922
Stockholder's equity:		
Common stock, .01 par; 200,000 shares authorized 10,000 shares issued and outstanding	100	100
Additional paid-in capital	9,900	9,900
Retained earnings	25,643	40,340
Total stockholder's equity	35,643	50,340
Total liabilities and stockholder's equity	$ 44,044	$ 55,262

(See notes to financial statements)

SHIELDS SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(see accountants' report)

	2010	2009
Income	$ 6,332	$ 20,223
Operating expenses:		
Professional fees	17,155	14,570
Broker/Dealer fees	2,640	1,640
Education expenses	140	1,145
Insurance	363	365
Dues, licenses & fees	275	275
Bank charges	0	118
Total operating expenses	20,573	18,113
Operating income (loss)	(14,241)	2,110
Other income and expenses		
Interest income	0	221
Interest expense	0	(26)
Net income before income taxes	(14,241)	2,305
Massachusetts corporate excise tax (Note 3)	(456)	(456)
Net income (loss)	(14,697)	1,849
Retained earnings, beginning	40,340	39,259
S Distribution	0	(768)
Retained earnings, ending	$ 25,643	$ 40,340

(See notes to financial statements)

SHIELDS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Stockholders' equity, beginning	$ 50,340	$ 49,259
Net income (loss)	(14,697)	1,849
S Distribution	0	(768)
Stockholders' equity, ending	$ 35,643	$ 50,340

(See notes to financial statements)

SHIELDS SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(see accountants' report)

	2010	2009
Net cash flows from operating activities:		
Net income (loss)	$ (14,697)	$ 1,849
Adjustments for differences between income flows and cash flows from operating activities:		
Increase in accounts payable	2,679	3,660
Increase in ma corporate excise tax payable	0	456
Increase in credit card payable	800	(1,995)
Increase in prepaid expenses	(1,690)	(509)
Net cash flow used in operating activities	(12,908)	3,461
Cash flows from financing activities:		
Increase in S Distributions	0	(768)
Net cash flow used in financing activites	0	(768)
Net increase (decrease) in cash	(12,908)	2,693
Cash, beginning	54,338	51,645
Cash, ending	$ 41,430	$ 54,338

(See notes to financial statements)

SHIELDS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

1 - The company's principle business activity is as follows:

The company conducts private placements and purchasers' representative assigments.

2 - Summary of significant accounting policies:

The financial statements are prepared on the accrual basis with recognition given to accounts receivable, accounts payable, and items of accrued income and expenses.

3 - Massachusetts corporate excise tax:

Shields Securities, Inc. elected to become a S corporation at inception on April 19, 1991. S-corporations are not subject to federal or State income taxes as the stockholders report the income on their personal returns. The Commonwealth of Massachusetts assesses an excise tax on the asset balances as of year end.